EXHIBIT 99.1

Crucell Appoints Jean-Yves Guichoux, Executive Vice President, Development

LEIDEN, The Netherlands, Nov. 19, 2003 (PRIMEZONE) -- Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today the appointment of Jean-Yves Guichoux, M.D., to Executive Vice President, Development. Dr. Guichoux reports to Dr. Jaap Goudsmit, Chief Scientific Officer.

In his role, Dr. Guichoux is responsible for Crucell's product development programs and will oversee each program from pre-clinical development, through to clinical trials and subsequent product registration.

"Product development is Crucell's focus," said Dr. Goudsmit. "Jean-Yves brings significant expertise and extensive industry knowledge to Crucell, including fast-track development of vaccines and other biologics for the U.S. and European markets. I'm confident that his proven leadership ability combined with his extensive hands-on development work will enable him to succeed in managing this critical aspect of our business."

Dr. Guichoux brings over 30 years pharmaceutical industry experience to Crucell. He most recently served as Vice President at Afforce Healthcare. Prior to joining Afforce, Dr. Guichoux worked at Yamanouchi Europe in the Netherlands where he headed the clinical research department. Dr. Guichox also spent over 10 years of his career at the European Research Headquarters of Wyeth-Ayerst where he held the position of Vice-President Clinical Research & Development. In this function, he directed the company's Phase I through IV product development programs across multiple therapeutic areas. He also was instrumental in creating and subsequently heading the European Clinical Research Department consisting of 260 people. Previously, Dr. Guichoux spent 11 years as Director of the medical department for Wyeth's French affiliate. He also worked as Medical Director for Lafon and as Medical Advisor for Lepetit. Dr. Guichoux received his M.D. degree from the University of Rennes in France in 1971.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing products that prevent and treat infectious diseases. Crucell leverages its unique PER.C6(TM) production technology to develop a broad range of vaccines and antibodies. The company's development activities include collaborations with the U.S. National Institutes of Health, the U.S. Army, GlaxoSmithKline (GSK), Harvard Medical School and New York University. In addition, Crucell licenses its PER.C6(TM) production technology to the biopharmaceutical industry independently and through partnerships with contract manufacturing organizations such as DSM Biologicals. Licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF-version click on the following link: http://hugin.info/132631/R/925505/125997.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing
          Manager Corporate Communications
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com